Filed by RedBall Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RedBall Acquisition Corp.

Commission File No. 001-39440

Date: October 18, 2021

Sportico Article Covering the Business Combination

October 18, 2021

SEATGEEK-REDBALL MERGER A BET ON TICKET MARKET CONVERGENCE

Sportico

JohnWallStreet (Corey Leff)

October 18, 2021

Last week, it was announced that SeatGeek had entered into a definitive business combination agreement with RedBall Acquisition Corp. (NYSE: RBAC), a special purpose acquisition company. The deal values the combined enterprise at $1.35 billion.

The SPAC led by RedBird Capital Partners managing partner and CEO Gerry Cardinale and baseball executive Billy Beane, of Moneyball fame, is the second to come to terms with a ticketing firm in the last six months. Back in April, Horizon Acquisition Corp. (NYSE: HZAC) entered into a definitive merger agreement with Vivid Seats. General Sports Worldwide managing director Lou DePaoli, who has 27 years of senior leadership experience across multiple sports teams, leagues and markets, explained the interest in and around the ticketing business is driven by the ongoing convergence of the primary and secondary markets. “SeatGeek, Vivid—with Todd [Boehly] and his group at Horizon doing the same thing—StubHub and viagogo, you’re seeing a lot of [investments] in this space because [these companies] are all going to try to create that single marketplace where [a ticket buyer] can do everything and anything, easily.”

JWS’ Take: While the seamless single marketplace DePaoli speaks of is the endgame, the move toward it began more than two decades ago, when online secondary marketplaces first began popping up. DePaoli said the gradual shift has largely taken place behind the scenes, with consumers mostly unaware it was happening.

The teams and leagues who issue tickets are responsible for the convergence of the two markets. Initially, they sought to eliminate the arbitrage opportunity that existed on the secondary market. But as sports organizations got smarter about dynamic pricing and gained access to better pricing tools, margins on the secondary market slimmed. “The spread between what the team is offering on the primary and what is being sold on the secondary is much, much narrower than it used to be,” DePaoli said.

Now the push to mesh the primary and secondary markets “is really all about data,” DePaoli said. Teams and leagues want the insights gathered during secondary market transactions so they can better understand who their customers are, build models to better engage those customers and to derive more revenue from them. For perspective, DePaoli estimated that in the past, for a big game, a club may have only had data on 50-60% of the tickets sold, and much less on those fans actually in attendance due to tickets being resold and/or shared.

The differentiation between the primary and secondary markets is less and less important to the end-user. “In the minds of the consumer it is already one marketplace. The consumer is more concerned with getting the seats they want at the price they want to pay than which provider they are purchasing them from,” DePaoli said. The question is which ticketing company is best positioned to capitalize on the shift.

Ticketmaster dominates the primary market and has the largest universe of clients and purchasers, while StubHub, SeatGeek and Vivid Seats are the major players in the secondary market business. DePaoli believes SeatGeek is in a “really good spot” in the shifting landscape. In fact, he believes the company is best-positioned, “based on their market share and technology” to take advantage. Vivid, which he put in the next-best position, has recently got the backing of DraftKings. The company is among the PIPE investors affiliated with the HZAC-Vivid merger.

SeatGeek is also being more aggressive than its competitors at trying to merge primary and secondary markets. By doing so, it may have built a better mousetrap. Research has shown fans who use the platform to purchase primary market tickets are much more likely to use it again for other unrelated events. So, in theory, the more primary business the company can attract (see: existing deals with the Dallas Cowboys, Brooklyn Nets, MLS and the EPL), the more secondary business they should be able to develop.

While it won’t be any cheaper for SeatGeek to acquire primary business than it will be for competing marketplaces to spend on the paid search and marketing that drives their businesses, it is seemingly a better use of marketing funds. Over time, the primary business can be profitable, and in the short-term, while the company is still spending more than they make, primary can feed the secondary business. Merging with RedBall should help to expand their network of team/league relationships, and the public markets will provide the capital needed to invest in more primary relationships.

The demographics of the SeatGeek user base indicate the company is well-positioned to operate in a single-platform environment. SeatGeek customers are younger, more comfortable using mobile technology and do not differentiate between primary and secondary markets as much as those using competing platforms. Their customer base is primarily concerned about the cost of the ticket, its authenticity and the ease of the user experience.

SeatGeek, a tech-first company, is also well-positioned should the ticketing industry transition to blockchain technology, as Monumental Sports & Entertainment CEO Ted Leonsis suggested it would. “Being at our core a technology company gives us a huge advantage as we bring ticketing into the internet age and then leverage emerging technologies to reinvent the space, which we’re already doing,” SeatGeek CEO Jack Groetzinger said. “We’re focused on extending our technology advantage in four key areas: blockchain ticketing, machine-learning pricing, biometric identity and at-event experiences.”

Despite the company’s seemingly strong prospects, RBAC did not pop on initial reports of the deal. That is not necessarily indicative of the market’s thoughts on the business’ fundamentals. It’s more likely a function of the way many hedge fund traders are trading SPACs in general right now (think: separating stock from warrant, shorting stock and long on warrant). Warrants were up about 60% on 1,000 times the prior day’s volume on the news (when trading was halted on Oct. 8). Prices held flat once the business combination was announced last week indicating the market was satisfied by the terms.

As a publicly traded company, RedBall declined to comment on the deal.

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Important Additional Information and Where to Find It

In connection with the proposed transaction (the “proposed business combination”) between RedBall Acquisition Corp. (“RedBall”) and SeatGeek, Inc. (“SeatGeek”), RedBall intends to file a registration statement on Form S-4 (“Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus of RedBall, that will be both the proxy statement to be distributed to holders of RedBall’s ordinary shares in connection with its solicitation of proxies for the vote by RedBall’s shareholders with respect to the proposed business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in the business combination to SeatGeek stockholders. After the Registration Statement is declared effective, RedBall will mail a definitive proxy statement/prospectus to the shareholders of RedBall as of a record date to be established for voting on the proposed business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision with respect to the business combination. Before making any voting or investment decision, investors and security holders of RedBall and other interested persons are urged to carefully read the entire Registration Statement, the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when they each become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by RedBall with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RedBall may be obtained free of charge from RedBall at www.redballac.com. Alternatively, these documents, when available, can be obtained free of charge from RedBall upon written request to RedBall Acquisition Corp., 667 Madison Avenue, 16th Floor, New York, NY 10065. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

RedBall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of RedBall with respect to the proposed business combination. For information regarding RedBall’s directors and executive officers and a description of their interests in RedBall, please see Redball’s final prospectus related to its initial public offering filed with the SEC on August 13, 2020 and available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of RedBall’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and proxy statement/prospectus and other relevant documents when they become available.

SeatGeek and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of RedBall in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the Registration Statement and proxy statement/prospectus for the proposed business combination when available.

Forward-Looking Statements

Certain statements included in this document constitute forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, the proposed business combination and expectations regarding the combined business, and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of the respective management of SeatGeek and RedBall and are not predictions of actual performance. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of SeatGeek and RedBall. These forward-looking statements are not intended to serve as, and must be not relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SeatGeek and RedBall. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the impact of the COVID-19 pandemic; changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that the approval of the shareholders of RedBall or SeatGeek is not obtained or the failure of other closing conditions; the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of RedBall’s shares on the NYSE following the business combination; costs related to the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; risks relating to the uncertainty of the projected financial information with respect to SeatGeek; risks related to the performance of SeatGeek’s business and the timing of expected business or revenue milestones; the effects of competition on SeatGeek’s business; the amount of redemption requests made by RedBall’s stockholders; the ability of RedBall or SeatGeek to issue equity or equity-linked securities or obtain debt financing in connection with the proposed business combination or in the future; and those factors discussed in RedBall’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on August 13, 2020 under the heading “Risk Factors,” and other documents RedBall has filed, or will file, with the SEC, including a registration statement on Form S-4 in connection with the business combination. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RedBall nor SeatGeek presently know, or that RedBall or SeatGeek currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RedBall’s and SeatGeek’s expectations, plans, or forecasts of future events and views as of the date of this document. RedBall and SeatGeek anticipate that subsequent events and developments will cause RedBall’s and SeatGeek’s assessments to change. Nothing in this document should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. RedBall and SeatGeek do not undertake any obligation to update these forward-looking statements and RedBall and SeatGeek specifically disclaim any obligation to do so.

No Offer or Solicitation

This document does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of RedBall, SeatGeek or any of their respective affiliates, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.